UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

COMMISSION FILE NUMBER: 001-35296

(Check one):	☐ Form 10-K ☐ Form 20-F ☒ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2020

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Farmers National Bank 401(K) Retirement Savings Plan

Full Name of Registrant

Former Name if Applicable

20 South Broad Street

Address of Principal Executive Office (Street and Number)

Canfield, Ohio 44406-0555

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Farmers National Bank 401(k) Retirement Savings Plan (the “Plan”) for Farmers National Banc Corp. (the “Company”) is unable to file its Form 11-K for the period ended December 31, 2020 (the “Form 11-K”) by the prescribed filing date due to ongoing review of the Plan.

During the course of the audit, potential operational errors related to application of eligible compensation for one or more fringe benefits were identified that span multiple audit periods. Additional time is required for Plan management to evaluate the nature, extent and materiality of the matters identified and to determine if an adjusting entry is necessary to the financial statements and what the appropriate corrective measures, if any, are required.

For the foregoing reasons, the Company is not able to file the Form 11-K within the time period deadline without unreasonable effort and expense. The Company expects to file the Form 11-K no later than July 15, 2021.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

	Kevin J. Helmick	(330) 533-3341
	(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Farmers National Bank 401(K) Retirement Savings Plan

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2021	By:	/s/ Kevin J. Helmick
	Name:	Kevin J. Helmick
	Title:	President and Chief Financial Officer